YayYo, Inc.

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

June 6, 2018

Ms. Katherine Wray, Attorney-Advisor,

Office of Information Technologies & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Wray:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Commission”), dated May 24, 2018 (the “Comment Letter”), to Ramy El-Batrawi, Chief Executive Officer of YayYo, Inc. (the “Company”) regarding a registration statement on Form S-1 (file# 333-224549), filed by the Company on April 30, 2018 (the “Registration Statement”). This letter is being filed with Amendment #1 to the Registration Statement (the “Amendment”).

This letter sets forth each comment of the Commission from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1.

Form S-1 Filed April 30, 2018

Cover Page

1.	Please disclose clearly on the cover page whether the offering is contingent upon the shares being listed on the Nasdaq Capital Market or quoted on the OTCQX. Also, please clarify the status of your Nasdaq listing application.

Response: Pursuant to the Commission’s comment, the Company has revised the cover page of the prospectus. Further, the Company advises the Commission that the securities to be registered and subsequently offered pursuant to the Registration Statement, as amended, are not contingent upon shares of the Company’s common stock being listed on the Nasdaq Capital Market or quoted on the OTCQX. Further, the Company advises the Commission that the current status of the Company’s Nasdaq listing application is “pending.” Specifically, while the Company’s application has been submitted to Nasdaq, as of the date of this response letter we have not yet received an approval letter for listing from Nasdaq.

2.	We note your disclosure that the selling securityholder will sell the shares “at market prices prevailing at the time of sale or at negotiated prices.” Given that there is no existing public market for your common stock, please revise to disclose the offering price at which the selling securityholder will offer and sell the shares registered for resale. Refer to paragraph 16 of Securities Act, Schedule A, and Item 501(b)(3) of Regulation S-K. We will not object if you disclose a fixed price at which the selling securityholder will sell, and indicate that the selling securityholder will sell at that price until your shares are listed on the Nasdaq Capital Market or quoted on the OTCQX, if ever, and thereafter at prevailing market prices or privately negotiated prices.

Response: The Company has revised the Cover Page of the prospectus in response to the Commissions comment and requests. The Company advises the Commission that the Amendment will revise and disclose the offering price at which the selling securityholder will offer and sell shares registered for resale pursuant to the fact that there is no existing public market for shares of the Company’s common stock. Further, the Company advises the Commission that in accordance with the Commissions comment the section of the prospectus entitled “Determination of Offering Price” has also been revised under the Amendment.

3.	Please indicate on the cover page whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Refer to SEC Release No. 33-10332.

Response: The Company has revised the Cover Page of the prospectus in response to the Commissions comment and request. The Company advises the Commission that under the Amendment the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.

Market Data, page 5

4.	Please move this section and the section entitled “Special Note Regarding Forward-Looking Statements” to a place after your risk factors section. Refer to Rule 421(d) of Regulation C.

Response: Pursuant to the Commission’s comment and requests, the Company has revised the Registration Statement under the Amendment. The Company advises the Commission that under the Amendment the Company has moved the section entitled “Special Note Regarding Forward-Looking Statements” to a section to be located directly after the risk factor section under the Registration Statement.

Risk Factors, page 5

5.	You disclose that you intend to apply to be listed on the Nasdaq Capital Market. If your application is approved, it appears you would be a “controlled company” as defined by the Nasdaq Capital Market, given that your CEO owns a majority of your outstanding shares of common stock. Please advise, and if applicable, provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors.

Response: Pursuant to the Commission’s comment and requests, the Company has revised the prospectus cover page, prospectus summary and risk factors under the Amendment. The Company advises the Commission that the Company’s CEO owns in excess of 50% of the voting capital stock of the Company and if approved by the Nasdaq Capital Market will constitute a “controlled company” as defined by the Nasdaq Capital Market. Further, the Company advises the Commission that additional disclosures around the Company’s status as a controlled company as defined by the Nasdaq Capital Market have been disclosed under the Amendment in the section entitled Management, for more information please see Management-Controlled Company.

“We do not presently have effective internal controls...”, page 36

6.	Please expand this risk factor to explain how your internal controls are not effective. In an appropriate place in the filing, please discuss your plans for ensuring that your internal controls become effective.

Response: Pursuant to the Commission’s comment, the Company has revised the risk factors section under the Amendment. The Company advises the Commission that the risk factor (“We do not presently have effective internal controls….”) on page 36 has been removed due to recent Company developments. Further, the Company advises the Commission that revisions have been made under the Amendment to the risk factor (“Our failure to maintain effective internal controls over financial reporting….”) on page 35 which has been revised to account for recent developments, including intended contract engagements undertaken by the Company, to strengthen its effective controls over financial reporting.

Capitalization, page 43

7.	You refer to pro forma as adjusted information that gives effect to the full exercise of Selling Securityholder Warrants. Please tell us whether you have formal agreements from the warrant holders of their intent to exercise such warrants. If not, tell us how you determined that the sale of such warrants is factually supportable or revise to remove this adjustment from your Capitalization table. We refer you to Article 11 of Regulation S-X.

Response: Pursuant to the Commission’s comment and requests, the Company has revised the section under the Amendment entitled capitalization, as found on page 43. Specifically, under the Amendment, the Company has revised the section entitled capitalization by removing the “as adjusted” numbers from the capitalization table. Further, the Company advises the Commission that it does not have any executed formal agreements from the Selling Securityholder setting forth their intent to exercise such Selling Securityholder Warrants.

Dilution, page 43

8.	Please reconcile the 26,062,676 shares of common stock outstanding as of April 10, 2018 to the 25,770,551 outstanding at December 31, 2017, as adjusted for the common stock issuances noted in your subsequent events footnote. To the extent shares were issued after the most recent balance sheet date included in the filing, ensure that your subsequent events footnote adequately addresses such issuances. Refer to ASC 855-10-50-2

Response: Pursuant to the Commission’s comment and requests, the Company has revised and amended the disclosures under the Amendment for the section entitled Dilution, as set forth on page 43. Further, the Company advises the Commission that the Company has revised the prospectus summary, please see “Recent Developments- YayYo, Inc., Recent Financing Activities” for more information. Further, the Amendment includes additional disclosures, specifically the unaudited financial statements for the three months ended March 31, 2018, pursuant to which the Company has disclosed additional information surrounding capital stock issuances following the most recent audited balance sheet date of December 31, 2017. The foregoing additional disclosures may be found under the notes to the unaudited financial statements for the three months ended March 31, 2018, please see “Note-9- Subsequent Events” on F-32 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

9.	Please revise to include a discussion of the factors that impacted the significant increase in revenue during fiscal 2017 and include any key performance indicators that management uses in managing the business. Similarly include a discussion of the reasons for the material changes in general and administrative and sales and marketing expense. Also, disclose what costs are included in your cost of goods sold. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response: Pursuant to the Commission’s comment and requests, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 48. The Company advises the Commission that under the Amendment MD&A section has been revised to include discussions about changes in revenue, cost of revenue, general and administrative expenses, selling and marketing expenses, and interest expense.

Liquidity, Capital Resources and Plan of Operations, page 49

10.	You state that “if [you] are successful in raising capital through the sale of shares offered for sale in this Prospectus [you] believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months.”

Please explain this disclosure considering the fact that you will not receive any proceeds from this offering. Also, tell us how this compares to your disclosures on page 14 where you state you do not believe that your cash flow from operations and existing capital resources will be sufficient to fund your operations and commitments for the next twelve months. Further, revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds you may expect to receive from the exercise of warrants or additional financing. We refer you to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

Response: Pursuant to the Commission’s comments and requests, the Company has revised the disclosures under the Amendment made under “Liquidity, Capital Resources and Plan of Operations- Current Plan of Operations”. The Company advises the Commission that, assuming an effective registration statement of the prospectus, all proceeds from the resale of securities to be registered under the prospectus will be received by the Selling Securityholder and the Company will not receive any such proceeds from the Selling Securityholder’s resale of registered securities. Further, the Company acknowledges the Commissions comments in reference to certain risk factor disclosures made on page 14 of the Registration Statement. In response to the foregoing, the Company advises the Commission that risk factor disclosures made on page 14 of the Registration Statement have been revised under the Amendment. Finally, the Company advises the Commission that the cash flow from the Company’s current vehicle leasing business and capital resources are sufficient for the Company to continue its current operations, but for the Company to fully execute its business plan the Company will require significant additional capital. For more information please see “Liquidity, Capital Resources and Plan of Operations- Current Plan of Operations” under the Amendment.

Contractual Obligations, Commitments and Contingencies, page 51

11.	We note your disclosure that you entered into a series of vehicle leasing agreements with ACME Auto Leasing with an average lease period of one month. Disclosure on page 53 indicates, however, that the approximate lease term for vehicles leased from ACME by District Cars, LLC, is 36 months. Please reconcile or advise. To the extent the lease period has increased since December 31, 2017, revise to clarify.

Response: Pursuant to the Commission’s comment and requests, the Company has subsequently revised disclosures made pursuant to the Amendment under “Contractual Obligations, Commitments and Contingencies” as set forth on page 51. The Company advises the Commission that the Company has entered into a series of leasing agreements with ACME Auto Leasing under a standard 36-month term of lease. Based on the foregoing, the Company has also revised certain disclosures set forth on (i) page 6 under “Recent Developments”, (ii) page 52 under “Financings and Securities Offerings.”

Financing and Securities Offerings, page 52

12.	We note that your outstanding debt is subject to certain restrictive financial covenants. To the extent future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Also, disclose whether you are in compliance with your outstanding restrictive and affirmative covenants. Please refer to Sections I.D and IV.C of SEC Release No. 33-8350.

Response: Pursuant to the Commission’s comments and requests, the Company has revised disclosures made pursuant to the Amendment under the following: (i) “Description of Securities- Bellridge Second Note Offering”, page 85, and (ii) “Liquidity, Capital Resources and Plan of Operations- Bellridge Second Note Offering”, page 51. The Company advises the Commission that as of the date of the Amendment and this response letter, the Company believes it is in full compliance with all debt covenants and currently has no reason to believe that non-compliance with any of such debt covenants is reasonably likely for the foreseeable future. Further, the foregoing revised disclosures under the Amendment set forth the Company’s most significant and restrictive covenants under the Second Note as related to the Second Note Offering.

Management, page 67

13.	Please revise to clarify the business experience during the past five years for each director and executive officer. Refer to Item 401(e) of Regulation S-K.

Response: Pursuant to the Commission’s comments and requests, the Company has revised disclosures made pursuant to the Amendment under the section titled “Management”, page 67. The Company has also revised the prospectus to include additional disclosures and clarification of the business experience of each director and/or executive officer during the past five (5) years.

Principal Stockholders, page 76

14.	You indicate here that Ramy El-Batrawi, your Chief Executive Officer, had 59.18% beneficial ownership of the company as of April 10, 2018, and your risk factor on page 20 indicates that he had beneficial ownership of 54.7% as of the date of the prospectus. Please revise to provide your beneficial ownership disclosure as of the most recent practicable date and ensure that this disclosure is consistent throughout the filing. Refer to Item 403(a) of Regulation S-K.

Response: Pursuant to the Commission’s comments and requests, the Company has revised disclosures made pursuant to the Amendment under the following: (i) “Risk Factors-Controlling shareholder”, page 20; (ii) “Principal Stockholders”, page 77. The Company advises the Commission that Ramy El-Batrawi, our chief executive officer, has 58.62% beneficial ownership as of May 30, 2018. Further, the Company advises the Commission that under the Amendment the section entitled “Principal Stockholders”, page 77, has been revised to reflect the disclosure date of May 30, 2018.

Certain Relationships and Related Party Transactions, page 78

15.	Your current disclosure suggests that all of the transactions discussed in this section are with related persons, but it is unclear whether that is the case. Please revise to include here only your transactions with related persons, as such term is defined in Item 404 of Regulation S-K. For each such transaction, please ensure that you disclose the name of the related party and the basis on which such person is related, as called for by Item 404(a). As one example only, it is unclear from the disclosure provided whether, and if so, why, your Regulation A offering is considered a related party transaction.

Response: Pursuant to the Commission’s comment and requests, the Companyhas revised the section titled “Certain Relationships and Related Party Transactions”, page 78. The Company has also revised the disclosure for “Certain Relationships and Related Party Transactions” on page 78 to reflect the name(s) of such related party and the basis on which such person or entity is related, as called for by Item 404(a) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-8

16.	You state here that there were 11,203,400 and 10,873,400 options outstanding as of December 31, 2017 and 2016, respectively; however the table on page F-16 indicates that 750,000 and 450,000 options were outstanding at these dates. Please revise or explain.

Response: Pursuant to the Commission’s comment and requests, the Companyhas revised the disclosure on Note 2. Summary of Significant Accounting Policies Stock-Based Compensation, page F-8.

Note 6. Lease Obligations, page F-13

17.	You state that the fair value of the 350,000 common shares granted to ACME in exchange for favorable terms with the Hyundai leased assets was recorded as a discount on the lease obligations, which you are amortizing to interest expense over the term of the lease. Please tell us your basis in accounting for these costs as a reduction to the liability rather than part of the right-of-use asset.

Response: The Company acknowledges the Commission’s comment and requests and respectfully advises the Commission that the value assigned to the right-of-use asset was the present value of the lease payments using a discount rate of approximately 5%. The 5% discount rate is the rate implicit in the lease since the lessee (the Company) knows the actual cost of the vehicles. Since the Company is a start-up company leasing a large number of vehicles, the Company had to incentivize the lessor to enter into the lease agreements by offering additional consideration. As part of the lease agreement, the Company granted the lessor 100,000 shares of the Company’s common stock for the first 30 vehicle leases and an additional 250,000 shares for the next 100 vehicle leases. The Company took the relative fair value of the common stock as a discount against the lease liability and will be amortizing the discount as additional interest expense over the term of the leases. The additional consideration in essence increases the discount rate from 5% to 109%.

Exhibit Index, page 93

18.	Please explain the reference to the consent of AJ Robins in Exhibit 23.1 and the amended opinions in Exhibit 23.2 and 23.3 or revise to remove such references.

Response: Pursuant to the Commission’s comment and requests, the Company has revised the Exhibit Index, page 93.

19.	For any exhibits not filed with this registration statement, but included as exhibits to a prior filing, identify the prior filing by form type, Commission file number, and date of filing. In addition, you should expressly indicate that such exhibits are incorporated by reference. See Securities Act Rule 411(c) and (d).

Response: Pursuant to the Commission’s comment and requests, the Company has revised the Exhibit List, page 93.

Exhibits

20.	Please file your agreements with ACME Auto Leasing, LLC, Hyundai USA, and Penske Automotive as exhibits to the registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Commission’s comment and requests and respectfully advises the Commission as follows:

ACME Auto Leasing, LLC - The Company respectfully advises the Commission that the Company has entered into numerous leasing agreements with ACME Auto Leasing, LLC. The Company has outstanding leases with ACME Auto Leasing, LLC, for approximately 185 vehicles under lease. The Company takes the position that due to number of outstanding leasing agreements with ACME Auto Leasing, LLC, and due to the nature of the Company’s operating fleet management business, the leasing agreements have been and continue to be entered into in the ordinary course of the Company’s operating business, in accordance with Item 601(b)(10)(ii) of Regulation S-K. Further, the Company also respectfully advises the Commission that in isolation, no individual leasing agreement would be deemed material on account of the number of outstanding and effective leasing agreements by and between the Company and ACME Auto Leasing, LLC, in accordance with Item 601(b)(10(ii)(D) of Regulation S-K. Based on the foregoing and in an effort to satisfy the Commissions requests, the Company advises the Commission that under the Amendment the Company has revised the Exhibit List, page 93, to disclosure Exhibit 10.16 “Form of Open End Lease Agreement and Disclosure State”

In addition, the Company respectfully advises the Commission that the Company has previously filed Exhibit 10.10 titled “Side Agreement” as entered into by and between ACME Auto Leasing, LLC, and Distinct Cars, LLC.

Hyundai USA - The Company respectfully advises the Commission that no written agreement exists between the Company with Hyundai USA. Based on the foregoing, the Company has revised the disclosures and descriptions surrounding the Hyundai USA relationship as set forth on (i) “Risk Factors”, page 24 (“We face risks of increased costs of cars…..) and (ii) “Business- Commercial Partnership Programs”, page 62. Further, the Company advises the Commission that the Hyundai USA commercial partnership program is non-binding on either party and non-exclusive. Due to reasons stated, we request that the Commission permit us to disclose the nature of the Hyundai USA commercial partnership program under the Amendment without the filing of an exhibit disclosing the non-binding arrangement.

Penske Automotive - The Company respectfully advises the Commission that no written agreement exists between the Company with Penske Automotive. Under the Amendment, the Company has revised the disclosures and descriptions surrounding the Penske Automotive, as set forth under Amendment section entitled “Business-Commercial Partnership Programs”, page 62. In accordance with the revise disclosures under the Amendment, the Company advises the Commission that under the Penske Automotive program, Penske is under no obligation to extend membership or the fleet management service benefits of membership to the Company. The Company’s relationship under the Penske Automotive commercial partnership program is non-binding on either party and non-exclusive. Due to reasons stated, we request that the Commission permit us to disclose the nature of the Penske Automotive commercial partnership program under the Amendment without the filing of an exhibit disclosing the non-binding arrangement.

21.	We note that several of your material agreement exhibits are or will be filed as “forms of” instead of in executed version. For agreements that have been executed, please file the fully-executed versions instead, or advise. As one example only, we refer to Exhibit 10.13, Form of Registration Rights Agreement. If this document is the Registration Rights Agreement with the selling securityholder dated March 8, 2018, as disclosed on page 84 of the prospectus, please file the executed version of the agreement.

Response: Pursuant to the Commission’s comment and requests, the Company has revised, disclosed and filed fully- executed copies of those material agreement listed as exhibits on the Exhibit List, page 93.

The Company hereby is requesting that the Commission provide final approval of the Form S-1/A and related Registration Statement filed with the Commission. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Ramy El-Batrawi
Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.